Exhibit 99.1

news release

Encana commences consent solicitation

Calgary, Alberta November 5, 2012 TSX, NYSE: ECA

Encana Corporation (“Encana”) announced it has commenced a consent solicitation to amend the indentures relating to its 8.125% Notes due 2030, 7.375% Notes due 2031, and 7.2% Notes due 2031 (collectively, “the Notes”). The purpose of the consent solicitation is to amend certain definitions to reflect Encana’s adoption of U.S. GAAP and to amend certain provisions to be more consistent with other indentures executed by Encana. The proposed amendments to the indentures are fully described in the Consent Solicitation Statement dated November 5, 2012 (the “Consent Solicitation Statement”). Holders of the Notes are urged to read and carefully consider the information contained in the Consent Solicitation Statement.

The consent solicitation expires at 5:00 p.m., New York City time, on November 16, 2012, unless otherwise extended by Encana (such time and date, as they may be extended, the “Expiration Date”). Only holders of record of the Notes as of 5:00 p.m., New York City time, on November 2, 2012 are eligible to deliver consents to the proposed amendments in the consent solicitation.

As described in the Consent Solicitation Statement, Encana will pay a consent fee to each person shown on the records of the registrar for the Notes as a holder at 5:00 p.m., New York City time, on November 2, 2012 who has properly delivered, and not revoked, a consent to a proposal by the Expiration Date. Encana’s obligation to accept consents and pay a consent fee is subject to certain conditions as set out in the Consent Solicitation Statement.

Wells Fargo Securities is acting as the Solicitation Agent for the consent solicitation. D.F. King & Co., Inc. is acting as the Information and Tabulation Agent. Questions concerning the terms of the consent solicitation should be directed to Wells Fargo Securities at (866) 309-6316 (toll-free) or (704) 715-8341 (collect). Requests for assistance in completing the consent form or requests for additional copies of the consent solicitation statement, the consent form or other related documents may be directed to D.F. King at (800) 758-5880 (toll-free) or (212) 269-5550 (banks and brokers).

Advisory: This news release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other security and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful. The consent solicitation is being made solely pursuant to the Consent Solicitation Statement dated November 5, 2012 and the accompanying consent form.

Encana Corporation

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and natural gas liquids. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Ryder McRitchie	Jay Averill
Vice-President, Investor Relations	Media Relations
(403) 645-2007	(403) 645-4747
Lorna Klose
Manager, Investor Relations
(403) 645-6977

SOURCE: Encana Corporation

Encana Corporation